By Facsimile: (612) 340-2868 and U.S. Mail

January 24, 2005

Jonathan A. Van Horn, Esq.
Dorsey & Whitney LLP
Suite 1500
50 South Sixth Street
Minneapolis, Minnesota 55402-1498
(612) 340-2600

Re:  	Wheaton River Minerals Ltd.
	Schedule TO-T/A filed on January 14, 2005
	File No. 005-78729

Dear Mr. Van Horn:

	We have the following comment on your above-referenced filing.

Schedule TO-T Item 10. Financial Statements

1. Prior Comment 1. We note that you have amended your take over bid circular to include the summary financial statements required by
Item 1010(c) of Regulation M-A. Item 1010(c)(1) and Section 210.1-02(bb)(ii) of Regulation S-X require gross profit and income or Loss from continuing operations before extraordinary items and cumulative effect of a change in accounting principle. We cannot locate these items in your summary. Further, we cannot locate net income per common share, as required by Item 1010(c)(3) in your summary. We note your response to prior comment 3 that neither you nor Wheaton
River currently has fixed charges. Therefore the ratio of earnings to fixed charges, as required by Item 1010(c)(4), would not represent a meaningful measurement for you.

2. Prior Comment 7. Please advise us regarding why you believe that payment ten days after expiration would satisfy the prompt payment requirements of Rule 14e-1(c). In assessing promptness the Commission has looked to the "practices of the financial community" and the following factors: "current settlement, handling and delivery procedures relating to tenders made by guaranteed deliveries by appropriate institutions" and "procedures to cure technical defects in tenders." See SEC Release No. 34-16384 (November 29,
1979).

      As appropriate, please amend your filing in response to this comment. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

      Please direct any questions to me at (202) 942-2903. You may also contact me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.


Very truly yours,


Celeste M. Murphy
Office of Mergers and Acquisitions